Filed by Alamos Gold Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Aurizon Mines Ltd.

Commission File Number: 333-186004

Date: March 12, 2013

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ALAMOS GOLD INC.
130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Files Application with BC Securities Commission to Remove Aurizon’s Second Poison Pill and Improper Break Fee

Toronto, Ontario (March 12, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE: AGI) (“Alamos” or the “Company”) announced today that it has filed an application with the British Columbia Securities Commission (“BCSC”) seeking an order to immediately remove the second Aurizon poison pill and prevent payment of the improper break fee to Hecla. A hearing at the BCSC has been scheduled for March 15th, 2013.

Poison Pill. The Aurizon board has taken the extraordinary step of adopting a second poison pill in an effort to prevent Aurizon shareholders from exercising their rights to accept the Alamos offer (the “Alamos Offer”). The previous poison pill was eliminated on March 4th, 2013. The Aurizon board has had more than enough time to seek a superior offer, and was unsuccessful. Alamos fully expects the second poison pill will be cease traded.

Improper Break-Fee. Under Canadian takeover law, a break fee cannot be used to induce an inferior offer. Approximately 30% of the consideration that each Aurizon shareholder will receive will be in the form of Hecla common shares. As such, a proper valuation of the Hecla offer that includes an assessment of the anticipated share price performance of the company resulting from the combination of Hecla and Aurizon, including relative to the share price performance of Alamos shares post Aurizon acquisition, shows quite clearly that the Hecla offer is inferior.

The Hecla break fee is triggered upon Alamos acquiring only an additional 17.3% of Aurizon. The Aurizon board agreed to this knowing that Alamos owned 16.1% of the Aurizon shares, and knowing (from the Alamos affidavit it received in connection with the previous poison pill hearing process) that Alamos had received non-binding expressions of support for the Alamos Offer from an additional 18% of the Aurizon shareholders. As such, Alamos believes that it is unlikely for a plan of arrangement transaction, which requires 66.7% shareholder approval, to proceed. Despite this knowledge, the Aurizon board agreed to give Hecla C$27.2 million upon as few as 17.3% additional shares being tendered and taken up by Alamos. Alamos believes that the Aurizon board did this because it, like Hecla, knew that there was a high degree of risk that Aurizon shareholders would quickly recognize that the Hecla offer was in fact inferior to the existing Alamos Offer.

Alamos’ President and Chief Executive Officer, John A. McCluskey, commented, “Contrary to the assertions of George Brack of the Aurizon board, Alamos is forcing no one to tender to its offer. We believe Aurizon shareholders should have the right to choose either way. It is the Aurizon board through poison pills and egregious break fees that is effectively blocking Aurizon shareholders from tendering to the Alamos offer. If the Alamos offer is inferior, as the board asserts, what does the board have to fear?”

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Conference Call

Alamos will host a conference call on Tuesday, March 12, 2013 at 10:00 am ET. Participants may join the conference call via either of two methods:

•

http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=0458303231&Conf=125030 – Click on the link and register to obtain call-in details for the conference audio. It is recommended that participants register at least 15 minutes in advance to avoid delays in joining the call. The slides can be viewed on the Company’s website at www.alamosgold.com; or

•	Via webcast on the Company’s website at www.alamosgold.com (for audio plus slides).

A playback of the conference call will be available until March 26, 2013 by dialling 1 (800) 408-3053 or (905) 694-9451 (pass code 7872730). The webcast will be archived at www.alamosgold.com.

Correction

In an interview with The Business News Network on March 5, 2013, John A. McCluskey, President and Chief Executive Officer of Alamos, stated that as of noon on March 5, 2013, approximately 30% of the Aurizon shares had been tendered to the Alamos Offer. The percentage referred to by Mr. McCluskey included the approximately 16.1% of Aurizon shares owned by Alamos. As of noon on March 5, 2013, approximately 22.9 million shares of Aurizon had been validly tendered and not withdrawn to the Alamos Offer, representing approximately 13% of the issued and outstanding Aurizon shares, which, together with the Aurizon shares held by Alamos, represented approximately 29% of the issued and outstanding Aurizon shares. Any Aurizon shares tendered to the Alamos Offer to date remain subject to withdrawal rights.

How to Tender

Aurizon shareholders are encouraged to continue tendering their shares by completing the Letter of Transmittal included in the documents mailed by Alamos. Kingsdale, the depositary and information agent for the Alamos Offer, is available to assist and can be reached at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America). For shareholders whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to Kingsdale prior to the expiry time, they may accept the Alamos Offer by properly completing and duly executing a Notice of Guaranteed Delivery and returning it to Kingsdale as specified in the Notice of Guaranteed Delivery. If Aurizon shares are held by a broker or other financial intermediary, Aurizon shareholders should contact such intermediary and instruct it to tender their Aurizon shares.

The Alamos Offer is open for acceptance until 5:00pm (Toronto time) on March 19, 2013, unless extended or withdrawn.

About the Offer

Alamos announced the Alamos offer on January 14, 2013. Alamos filed the take-over bid circular (the “Circular”) and related documents with the securities regulatory authorities in

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Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the Circular, the Notice of Extension and Variation dated February 19, 2013 (the “First Notice”) and the Notice of Extension and Variation dated March 6, 2013 (the “Second Notice”) as they contain important information, including the terms and conditions of the Alamos Offer and the procedures for depositing shares. Additional information about the Alamos Offer or copies of the Circular, the First Notice and the Second Notice may be obtained free of charge from shareholders’ investment advisers, from Dundee Capital Markets, who is acting as Alamos’ dealer manager, Kingsdale at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America), who is acting as Alamos’ depositary and information agent, or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO each of which includes the Circular. Alamos encourages shareholders of Aurizon to read the full details of the Alamos Offer set forth in the Circular, the First Notice and the Second Notice, which, collectively, contain the full terms and conditions of the Alamos Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon shares to the Alamos Offer. Investors may also obtain a free copy of the Circular, the First Notice, the Second Notice and other disclosure documents filed by Alamos from the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the SEC’s website at www.sec.gov.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Alamos or Aurizon.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $350 million in cash and short-term investments, is debt-free, and unhedged to the price of gold. As of March 11, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman Vice President, Investor Relations (416) 368-9932 x 401	Kingsdale Shareholder Services Inc. North American Toll-Free:(866) 851-3214 Outside North America: (416) 867-2272

The TSX and NYSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this press release are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to the Alamos Offer, fluctuations in the value of the consideration; integration issues; the effect of the Alamos Offer on the market price of Alamos’s shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos’s shares on the NYSE; the effect of the Alamos Offer on non-Canadian shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form and in the Circular. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The information in this press release concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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